Filed by Genome Therapeutics Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: GeneSoft Pharmaceuticals, Inc.

Commission File No. 333-11171

This filing relates to the proposed merger transaction pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of November 17, 2003 (the “Merger Agreement”), by and among Genome Therapeutics Corp. (“Genome Therapeutics”), Guardian Acquisition, Inc., a wholly owned subsidiary of Genome Therapeutics, GeneSoft Pharmaceuticals, Inc. (“Genesoft”) and the Stockholders’ Representative named therein. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Genome Therapeutics on November 18, 2003, and is incorporated by reference into this filing.

This filing is made for the purpose of filing the press release of Genome Therapeutics, dated January 9, 2004, announcing the sale of Genome Therapeutics’ pending patent applications relating to the organism Streptococcus pneumoniae to Aventis Pasteur. The press release is also available on Genome Therapeutics’ website, www.genomecorp.com.

Forward-Looking Statements

This document may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our management’s judgment regarding future events. Forward-looking statements typically are identified by use of terms such as “may,” “will,” “should,” “plan,” “expect,” “intend,” “anticipate,” “estimate,” and similar words, although some forward-looking statements are expressed differently. We do not plan to update these forward-looking statements. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of risks affecting our business. These factors include the risk that the proposed merger may not be approved by stockholders of Genome Therapeutics or Genesoft, Genome Therapeutics’ or Genesoft’s inability to satisfy the closing conditions of the merger, including the condition of raising additional capital to finance the combined company, the risk that the two companies’ businesses will not be integrated successfully and the significant costs related to the proposed merger . Upon completion of the merger, our business will be significantly dependent upon the combined company’s ability to launch the commercial sale of FACTIVE®, and, due to the limitations on our resources and experience in commercializing products, there can be no assurance that we will be able to successfully launch FACTIVE®. We continue to be subject to the risks related to our lead product candidate, Ramoplanin, such as (i) our inability to obtain regulatory approval to commercialize Ramoplanin due to negative, inconclusive or insufficient clinical data and (ii) delays in the progress of our clinical trials for Ramoplanin, and increased cost, due to the pace of enrollment of patients in the trials or fluctuations in the infection rate of enrolled patients. We are also subject to risks related to our inability or the inability of our alliance partners to (i)

successfully develop products based on our genomics information, (ii) obtain the necessary regulatory approval for such products, (iii) effectively commercialize any products developed before our competitors are able to commercialize competing products or (iv) obtain and enforce intellectual property rights. In addition, we are subject to the risk factors set forth in Exhibit 99.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2003, in our Current Report on Form 8-K filed on December 17, 2003, in our registration statement on Form S-4 filed December 30, 2003 and those set forth in other filings that we may make with the Securities and Exchange Commission from time to time.

Additional Information About the Transaction and Where You Can Find It

Genome Therapeutics has filed a joint proxy statement/prospectus and other documents concerning the proposed merger transaction with the SEC. Investors are urged to read the joint proxy statement/prospectus and the other relevant documents filed with the SEC because they contain important information.

You can obtain the joint proxy statement/prospectus and other related documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you can obtain documents filed with the SEC by Genome Therapeutics free of charge by requesting them in writing from Genome Therapeutics Corp., 100 Beaver Street, Waltham, MA 02453 Attention: Investor Relations, telephone: (781) 398-2300.

Genome Therapeutics and Genesoft and their respective directors, executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the merger. Information about the directors and executive officers of Genome Therapeutics and their ownership of Genome Therapeutics’ shares is set forth in the proxy statement for Genome Therapeutics’ 2003 annual meeting of shareholders filed with the SEC on April 2, 2003. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus filed with the SEC on December 30, 2003.

Contacts:

Christopher Taylor

Investor Relations

781-398-2466

Sarah Emond

Media Relations

781-398-2544

For Immediate Release

Genome Therapeutics Enters Agreement to Transfer Streptococcus pneumoniae Patent Portfolio to Aventis

- Aventis pays $3 million for certain intellectual property related to a leading pathogenic cause of respiratory tract infections -

Waltham, Mass., January 9, 2004—Genome Therapeutics Corp. (Nasdaq: GENE) and Aventis (NYSE: AVE) have agreed to the sale of Genome Therapeutics’ pending patent applications relating to the organism Streptococcus pneumoniae (S. pneumoniae) to Aventis Pasteur, the vaccines business of Aventis. In exchange, Aventis Pasteur has made a $3 million cash payment to Genome Therapeutics.

“S. pneumoniae is one of the most frequent causes of respiratory tract infections today and has been shown, in many cases, to be resistant to the commonly used antibiotics. We are committed to leveraging the technologies available to us to develop a vaccine that is effective in preventing infections caused by this pathogen,” stated Michel DeWilde, Executive Vice-President, Research and Development for Aventis Pasteur. “The acquisition of this intellectual property portfolio is a part of our strategy to develop prophylactic vaccines that address unmet medical needs.”

The pending U.S. patent applications relate to key gene and protein sequences from the S. pneumoniae genome. Genome Therapeutics will assign the portfolio to Aventis Pasteur and retain certain intellectual property rights that relate to its pathogen genetic sequence database and for its infectious diseases diagnostics development program.

“The transfer of this patent portfolio to Aventis Pasteur, the largest global vaccine developer, reflects our intellectual property strategy that focuses on securing an exclusive position on the genetic sequences and protein products of therapeutically-relevant organisms,” stated Steven M. Rauscher, Chairman and Chief Executive Officer, Genome Therapeutics.

S. pneumoniae is the most common cause of bacterial pneumonia, responsible for approximately one quarter of all cases of community-acquired pneumonia each year in the U.S. The bacterium is also a leading cause of ear infections and meningitis. Strains of S. pneumoniae that are resistant to antibiotics have emerged and their prevalence continues to increase, creating a critical challenge for the medical community in the treatment of the many diseases caused by this bacterium.

About Genome Therapeutics

Genome Therapeutics is a biopharmaceutical company focused on the discovery, development and commercialization of pharmaceutical products. The Company’s lead product candidate, Ramoplanin, is in

- more -

development for the prevention, treatment and control of serious hospital-based infections. Ramoplanin is currently in a Phase III clinical trial for the prevention of bloodstream infections caused by vancomycin-resistant enterococci (VRE), and in a Phase II clinical trial for the treatment of Clostridium difficile-associated diarrhea (CDAD). Genome Therapeutics’ biopharmaceutical portfolio also includes seven major product discovery and development alliances with pharmaceutical companies including Amgen, AstraZeneca, bioMérieux, Schering-Plough and Wyeth. On November 18, 2003, Genome Therapeutics announced the signing of a definitive merger agreement with Genesoft Pharmaceuticals. Pending receipt of all approvals and satisfaction of closing conditions, the merger is expected to close during the first quarter to 2004. For more information, please visit www.genomecorp.com.

Forward-Looking Statements for Genome Therapeutics

This news release may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our management’s judgment regarding future events. Forward-looking statements typically are identified by use of terms such as “may,” “will,” “should,” “plan,” “expect,” “intend,” “anticipate,” “estimate,” and similar words, although some forward-looking statements are expressed differently. We do not plan to update these forward-looking statements. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of risks affecting our business. These factors include the risk that the proposed merger between Genome Therapeutics and Genesoft may not be approved by stockholders of Genome Therapeutics or Genesoft, Genome Therapeutics’ or Genesoft’s inability to satisfy the closing conditions of the merger, including the condition of raising additional capital to finance the combined company, the risk that the two companies’ businesses will not be integrated successfully and the significant costs related to the proposed merger . Upon completion of the merger, our business will be significantly dependent upon the combined company’s ability to launch the commercial sale of FACTIVE®, and, due to the limitations on our resources and experience in commercializing products, there can be no assurance that we will be able to successfully launch FACTIVE. We continue to be subject to the risks related to our lead product candidate, Ramoplanin, such as (i) our inability to obtain regulatory approval to commercialize Ramoplanin due to negative, inconclusive or insufficient clinical data and (ii) delays in the progress of our clinical trials for Ramoplanin, and increased cost, due to the pace of enrollment of patients in the trials or fluctuations in the infection rate of enrolled patients. We are also subject to risks related to our inability or the inability of our alliance partners to (i) successfully develop products based on our genomics information, (ii) obtain the necessary regulatory approval for such products, (iii) effectively commercialize any products developed before our competitors are able to commercialize competing products or (iv) obtain and enforce intellectual property rights. In addition, we are subject to the risk factors set forth in Exhibit 99.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2003, in our Current Report on Form 8-K filed on December 17, 2003, in our registration statement on Form S-4 filed on December 30, 2003 and those set forth in other filings that we may make with the Securities and Exchange Commission from time to time.

Forward-Looking Statements for Aventis

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company’s relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report—“Document de Référence”—on file with the “Commission des Opérations de Bourse” in France, recently renamed “Autorité des marchés financiers”.

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